UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tencent Music Entertainment Group
(Name of Issuer)
Class A Ordinary Shares, par value US$0.000083 per share
(Title of Class of Securities)
**
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 88034P109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88034P109

1.	Names of Reporting Persons. Min River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,723,701,692[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1,640,456,882[2]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,723,701,692
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 58.1% of total outstanding Class A Ordinary Shares[3]
12.	Type of Reporting Person (See Instructions) CO

1	Represents the sum of (i) 1,640,456,882 Class B Ordinary Shares held of record by Min River Investment Limited; and (ii) an aggregate of 83,244,810 Class A Ordinary Shares held of record by certain minority shareholders of the Issuer, the voting power of which is vested with Min River Investment Limited pursuant to certain share subscription agreement entered into by and among the Issuer, Min River Investment Limited and each of these minority shareholders. Min River Investment Limited disclaims the pecuniary interests in the foregoing 83,244,810 ordinary shares held by record by such minority shareholders. Each Class A Ordinary Share is entitled to one vote. Each Class B Ordinary Share is entitled to 15 votes and freely convertible into a Class A Ordinary Share at the discretion of the holder.
2	Represents the 1,640,456,882 Class B Ordinary Shares held of record by Min River Investment Limited.
3	See Item 4.

CUSIP No.	88034P 109

1.	Names of Reporting Persons. Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,865,117,041[4]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1,640,456,882[5]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,117,041[6]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9% of total outstanding Class A Ordinary Shares[7]
12.	Type of Reporting Person (See Instructions) CO

4	Represents the sum of (i) 1,640,456,882 Class B Ordinary Shares held of record by Min River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 141,415,349 Class A Ordinary Shares (representing 50% of the 282,830,698 Class A Ordinary Shares held of record by Spotify AB, an affiliate of Spotify Technology S.A. (“Spotify”)), the voting power of which is vested with Tencent Holdings Limited pursuant to an investor agreement entered into by and among Tencent Holdings Limited, Spotify and certain other parties thereto dated December 15, 2017 (the “Spotify Investor Agreement”); and (iii) an aggregate of 83,244,810 Class A Ordinary Shares held of record by certain minority shareholders of the Issuer, the voting power of which is vested with Min River Investment Limited pursuant to certain share subscription agreement entered into by and among the Issuer, Min River Investment Limited and each of these minority shareholders. Tencent Holdings Limited disclaims the pecuniary interests in the foregoing 141,415,349 Class A Ordinary Shares the voting power of, which is vested with Tencent Holdings Limited by Spotify and the foregoing 83,244,810 Class A Ordinary Shares held by record by those minority shareholders. Each Class A Ordinary Share is entitled to one vote. Each Class B Ordinary Share is entitled to 15 votes and freely convertible into a Class A Ordinary Share at the discretion of the holder.
5	Represents 1,640,456,882 Class B Ordinary Shares held of record by Min River Investment Limited.

6	Represents the sum of (i) 1,640,456,882 Class B Ordinary Shares held of record by Min River Investment Limited; (ii) 141,415,349 Class A Ordinary Shares (representing 50% of the 282,830,698 Class A Ordinary Shares held of record by Spotify AB), the voting power of which is vested with Tencent Holdings Limited pursuant to the Spotify Investor Agreement; and (iii) an aggregate of 83,244,810 Class A Ordinary Shares held of record by certain minority shareholders of the Issuer, the voting power of which is vested with Min River Investment Limited pursuant to certain share subscription agreement entered into by and among the Issuer, Min River Investment Limited and each of these minority shareholders.
7	See Item 4.

Item 1(a).	Name of Issuer:

Tencent Music Entertainment Group

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F, Malata Building, Kejizhongyi Road
Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057 the People’s Republic of China

Item 2(a).	Name of Person Filing:

Min River Investment Limited
Tencent Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For both Min River Investment Limited and Tencent Holdings Limited:

29/F., Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong

Item 2(c).	Citizenship:

Min River Investment Limited – The British Virgin Islands
Tencent Holdings Limited – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.000083 per share (each American depositary share representing two Class A Ordinary Shares).

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 88034P109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares is the sum of (i) 1,325,454,335 Class A Ordinary Shares outstanding as of the date of this filing as provided by the Issuer; and (ii) 1,640,456,882 Class B Ordinary Shares held of record by Min River Investment Limited, all of which can be converted into an equal number of Class A Ordinary Shares at the discretion of Min River Investment Limited.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020

MIN RIVER INVESTMENT LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 10, 2020

MIN RIVER INVESTMENT LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director